Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. EZGO TECHNOLOGIES LTD BUILDING #A, FLOOR 2, CHANGZHOU INSTITUTE OF DALIAN UNIVERSITY OF TECHNOLOGY SCIENCE AND EDUCATION TOWN WUJIN DISTRICT, CHANGZHOU CITY JIANGSU, CHINA 213164 TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V80566-P39705 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY EZGO TECHNOLOGIES LTD The Board of Directors recommends you vote “FOR” on the following proposals: 1. To change the maximum number of shares that the Company is authorised to issue from 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each into 110,000,000 shares divided into up to 100,000,000 Ordinary Shares with a par value of US$0.04 each and 10,000,000 Preferred Shares of no par value each (the “Change in Authorised Shares”). 2. To approve an amendment and restatement of the Company’s memorandum and articles of association which will result in the following: (i) the Change in Authorised Shares; and (ii) each holder of such Preferred Shares having the right to 20 votes per Preferred Share. 3. To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V80567-P39705 EZGO TECHNOLOGIES LTD EXTRAORDINARY MEETING OF SHAREHOLDERS November 3, 2025 at 2:00 p.m., Beijing Time (1:00 a.m. on November 3, 2025, Eastern Time) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Jianhui Ye as proxy, with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of EZGO TECHNOLOGIES LTD that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held at 2:00 p.m., Beijing Time (1:00 a.m., Eastern Time) on November 3, 2025, in person only at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side